UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               RIVIANA FOODS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    769536103
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

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CUSIP No. 769536103                    13G                     Page 2 of 4 Pages

1) NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Abbeville Family Partnership, L.P.
   72-1265430

2) CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
   (a)    Not Applicable
   (b)    Not Applicable

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

NUMBER OF SHARES     5)   SOLE VOTING POWER                       5,837,000
BENEFICIALLY OWNED   6)   SHARED VOTING POWER                     None
BY EACH REPORTING    7)   SOLE DISPOSITIVE POWER                  5,837,000
PERSON WITH:         8)   SHARED DISPOSITIVE POWER                None
                     9)   AGGREGATE AMOUNT BENEFICIALLY           5,837,000
                          OWNED BY EACH REPORTING PERSON          (See Item 4)
                     10)  CHECK IF THE AGGREGATE AMOUNT           Not Applicable
                          IN ROW (9) EXCLUDES
                          CERTAIN SHARES
                     11)  PERCENT OF CLASS REPRESENTED BY         36.9%
                          AMOUNT IN ROW 9
                     12)  TYPE OF REPORTING PERSON                PN

ITEM 1(A).     NAME OF ISSUER:
               Riviana Foods Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               2777 Allen Parkway
               Houston, Texas  77019

ITEM 2(A).     NAME OF PERSON FILING:
               Abbeville Family Partnership, L.P.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               P. O. Box 269
               Abbeville, Louisiana  70511

ITEM 2(C).     CITIZENSHIP:
               Louisiana partnership in commendam (limited partnership)

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CUSIP No. 769536103                    13G                     Page 3 of 4 Pages


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $1.00 per share

ITEM 2(E).     CUSIP NUMBER:
               769536103

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:
               Not Applicable

ITEM 4.        OWNERSHIP
               (A)    AMOUNT BENEFICIALLY OWNED:
                      5,837,000 shares

               (B)    PERCENT OF CLASS:
                      36.9%

               (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                      (i)   Sole power to vote or to direct the vote
                            5,837,000 shares
                      (ii)  Shared power to vote or to direct the vote
                            None.
                      (iii) Sole power to dispose or to direct the disposition
                            of 5,837,000 shares
                      (iv) Shared power to dispose or to direct the disposition of
                            None.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not Applicable.

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CUSIP No. 769536103                    13G                     Page 4 of 4 Pages


ITEM 10.       CERTIFICATION
               Not Applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  February 13, 1997

                                            ABBEVILLE FAMILY PARTNERSHIP, L.P.

                                            By:  FGCG INC., General Partner

                                            /s/CHARLES R. GODCHAUX
                                            Charles R. Godchaux, President

                                            By:  TD Inc., General Parnter

                                            /s/THERESA G. PAYNE
                                            Theresa G. Payne,
                                            Chairman of the Board

                                            /s/LESLIE K. GODCHAUX
                                            Leslie K. Godchaux
                                            General Partner